

SE 07001042 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Fenwick Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5217 Lovers Lane
(No. and Street)

Kalamazoo (City) MI (State) 49002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Arnold, President (269)382-5280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Seber Tans, PLC
(Name – *if individual, state last, first, middle name*)

555 W Crosstown Parkway (Address) Kalamazoo (City) (State) 49008 (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 20 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Arnold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fenwick Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Valerie J. Wilkinson, Notary Public
State of Michigan, County of Kalamazoo
My Commission Expires 12/9/2011
Acting in the County of Kalamazoo

Eric Arnold
Signature

PRINCIPAL
Title

Valerie J. Wilkinson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
FEB 20 2007
WASH, D.C.
186
SECTION

FENWICK SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

For the Years Ended December 31, 2006 and 2005

TABLE OF CONTENTS

SEBER TANS, PLC
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Fenwick Securities, Inc.

We have audited the accompanying statements of financial condition of Fenwick Securities, Inc. (the Company) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fenwick Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I on page eight is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Seber Tans, PLC

Seber Tans, PLC
Kalamazoo, Michigan

January 27, 2007

555 W. Crosstown Parkway, Suite 304
Kalamazoo, Michigan 49008
www.stdhc.com

Phone (269) 343-8180
Fax (269) 343-5419

FENWICK SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 8,314	$ 8,671
Commissions receivable	---	140
TOTAL CURRENT ASSETS	8,314	8,811
OTHER ASSETS		
NASD deposits	472	297
TOTAL ASSETS	**$ 8,786**	**$ 9,108**
STOCKHOLDER'S EQUITY		
STOCKHOLDER'S EQUITY		
Common stock - $1 stated value: 60,000 shares authorized 50 shares issued and outstanding	$ 50	$ 50
Paid-in capital	11,157	11,157
Accumulated deficit	(2,421)	(2,099)
TOTAL STOCKHOLDER'S EQUITY	**$ 8,786**	**$ 9,108**

See Accompanying Notes to the Financial Statements

FENWICK SECURITIES, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2006 and 2005

	2006	2005
REVENUE		
Commissions	$ 69,606	$ 94,135
Interest income	161	103
TOTAL REVENUE	69,767	94,238
OPERATING EXPENSES		
Management fees	48,000	36,000
Professional fees	18,350	15,750
Fees	1,720	2,449
Commissions	1,502	36,388
Bond	462	467
Advertising	50	---
Bank charges	5	25
Client development	---	2,074
Software	---	1,347
TOTAL OPERATING EXPENSES	70,089	94,500
NET LOSS	**$ (322)**	**$ (262)**

See Accompanying Notes to the Financial Statements

FENWICK SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2006 and 2005

	Capital Stock		Paid-In	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
January 1, 2005	50	$ 50	$ 11,157	$ (1,837)	$ 9,370
Net loss	---	---	---	(262)	(262)
December 31, 2005	50	50	11,157	(2,099)	9,108
Net loss	---	---	---	(322)	(322)
December 31, 2006	**50**	**$ 50**	**$ 11,157**	**$ (2,421)**	**$ 8,786**

See Accompanying Notes to the Financial Statements

FENWICK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (322)	$ (262)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Decrease (increase) in:		
Commissions receivable	140	305
Deposits	(175)	280
Decrease in:		
Commissions payable	---	(202)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(357)	121
Cash at beginning of year	8,671	8,550
CASH AT END OF YEAR	**$ 8,314**	**$ 8,671**

See Accompanying Notes to the Financial Statements

NOTE A – Summary of Significant Accounting Policies

Business Activity

Fenwick Securities, Inc. is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a Michigan corporation that is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory services. Its customers are located primarily in Southwest Michigan.

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Income Taxes

The Company uses Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes* in reporting deferred income taxes. SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Cash Equivalents

For purposes of the statements of cash flows, cash is defined as cash in checking, savings, and money market accounts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

NOTE B – Concentration of Credit Risk

The Company is engaged in various brokerage activities whose counterparties primarily include mutual fund companies, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company sells its products to various customers located near its principal office, primarily within the Southwest portion of Michigan.

NOTE C – Income Taxes

The deferred tax assets in the accompanying balance sheets include the following components at December 31:

	2006	2005
Current deferred tax asset		
Net operating loss carry forwards expiring in various years through 2025	$ 363	$ 315
Valuation allowance	(363)	(315)
Net current deferred tax asset	$ ---	$ ---

NOTE D – Related Party Transactions

The Company shares office space and certain administrative expenses with other entities under common control. The Company's share of such costs, included in operating expenses as management fees and professional fees, totaled $60,000 and $45,600 during the years ended December 31, 2006 and 2005, respectively.

NOTE E – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $8,314 and $8,811 at December 31, 2006 and 2005, respectively, which was $3,314 and $3,811 in excess of its required net capital at December 31, 2006 and 2005, respectively. The Company had aggregate indebtedness of zero at December 31, 2006 and 2005.

NOTE F – Cash Flow Information

The Company paid no interest or income taxes during the years ended December 31, 2006 and 2005.

SUPPLEMENTARY INFORMATION REQUIRED BY SEC RULE 17a-5

FENWICK SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2006

COMPUTATION OF NET CAPITAL

Total stockholder's equity qualified for net capital	$	8,786
Deductions and/or charges:		
Total nonallowable assets		(472)
NET CAPITAL	$	8,314

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	---
Minimum dollar net capital requirement for broker or dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	3,314
Excess net capital at 1,000%, as defined	$	3,314

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$	---
Ratio of aggregate indebtedness to net capital		---

At December 31, 2006, there was no material difference between audited net capital above and net capital as reported in the Company's Part II (unaudited) FOCUS report. As a result, no reconciliation has been presented.

The Company claims exemption under section k(1), *Limited Business* (mutual funds and/or variable annuities only). As a result, schedules II, III and IV, required under rule 15c3-3 of the Securities and Exchange Commission, have not been presented.

SEBER TANS, PLC
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Fenwick Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Fenwick Securities, Inc. (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

555 W. Crosstown Parkway, Suite 304
Kalamazoo, Michigan 49008
www.stdhc.com

Phone (269) 343-8180
Fax (269) 343-5419

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Seber Tans, PLC

Seber Tans, PLC
Kalamazoo, Michigan

January 27, 2007

END